

Mail Stop 4720

December 29, 2015

Via E-mail
Michael J. Mullan
Chief Executive Officer
Rock Creek Pharmaceuticals, Inc.
2040 Whitfield Avenue, Suite 300
Sarasota, Florida 34243

> **Re: Rock Creek Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 15, 2015**
> **File No. 333-208016**

Dear Mr. Mullan:

We have limited our review of your registration statement to the issues we have addressed in our comment.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. We note the shares you are registering are issuable upon the conversion of notes and warrants. Additionally, we note that the notes are subject to control agreements which allow the holders to withdraw the remaining pro rata proceeds if certain conditions have not been met. Therefore, it appears that your private placement is not complete and you cannot register the resale of the shares underlying the note at this time. Please withdraw your registration statement. You may register the resale of common shares when the conditions to conversion have been satisfied or the shares are outstanding.

   Additionally, you are attempting to register the shares in an "at the market offering." Since your common stock is not listed on an exchange or traded on the OTCBB, QX or QB, the selling shareholders cannot rely on the OTC Pink® Marketplace as an existing market. Therefore, you must set a selling price until the shares are listed on an exchange or quoted on the OTCBB, QX or QB.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance